                       Securities and Exchange Commission
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                AMENDMENT NO. 1

                       Bayard Drilling Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   072700107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Anthony G. Petrello*
                            Nabors Industries, Inc.
                        515 West Greens Road, Suite 1200
                              Houston, Texas 77067
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 12, 1999
--------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                 *  Copies to:

                             Howard Berkower, Esq.
                                Baker & McKenzie
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 891-3500





                               Page 1 of 5 Pages

----------------------                                     ---------------------
CUSIP No.:  072700107                 13D                    Page 2 of 5 Pages
----------------------                                     ---------------------


   <S
==============================================================================================================
    1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Nabors Industries, Inc.
                     93-0711613
==============================================================================================================
    2   CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                                              (a) [ ]
                                                                                                       (b) [ ]
==============================================================================================================
    3   SEC USE ONLY

==============================================================================================================
    4   SOURCE OF FUNDS                                                                         Not applicable
==============================================================================================================
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                           [ ]
         PURSUANT TO ITEM 2(d) OR 2(e)
==============================================================================================================
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
==============================================================================================================
     NUMBER OF                  SOLE VOTING POWER                                                            0
      SHARES
==============================================================================================================

      BENEFICIALLY              SHARED VOTING POWER                                                  2,645,725
       OWNED
==============================================================================================================
       BY EACH                  SOLE DISPOSITIVE POWER                                                       0
      REPORTING
==============================================================================================================
      PERSON                    SHARED DISPOSITIVE POWER                                                     0
       WITH
==============================================================================================================
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED                                                           2,645,725
       BY EACH REPORTING PERSON
==============================================================================================================
   12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                          [ ]
         SHARES
==============================================================================================================
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                         14.5%
==============================================================================================================
   14  TYPE OF REPORTING PERSON                                                                             CO
==============================================================================================================

                 This Amendment No. 1 amends and supplements Item 3, 4 and 7 of the Schedule 13D of Nabors Industries, Inc., a Delaware corporation ("Nabors"), with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Bayard Drilling Technologies, Inc., a Delaware corporation ("Bayard").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 4.  PURPOSE OF TRANSACTION

                 As previously disclosed, on October 19, 1998, Bayard, Nabors and Nabors Acquisition Corp. VII, a Delaware corporation and a wholly-owned subsidiary of Nabors, entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Nabors will acquire Bayard and each outstanding share of Common Stock (except for shares of holders who perfect and exercise dissenters' appraisal rights, treasury shares and shares held by Nabors) will be converted into the right to receive (i) 0.375 shares of common stock of Nabors and (ii) $0.30 in cash, without interest. On January 15, 1999, the parties to the Merger Agreement entered into an amendment thereto that eliminated Nabors' obligation to enter into an employment agreement at the time of the merger with an executive officer of Bayard. On February 12, 1999, the parties to the Merger Agreement entered into an amendment thereto which provides, among other things, that upon the consummation of the merger contemplated thereby, each outstanding share of Common Stock (except for shares of holders who perfect and exercise dissenters' appraisal rights, treasury shares and shares held by Nabors) will be converted into the right to receive
(i) 0.3375 shares of common stock of Nabors and (ii) $0.30 in cash, without interest. The amendments to the Merger Agreement are attached hereto as exhibits and are incorporated by reference into these Items 3 and 4.

                 Concurrently with the execution and delivery on October 19, 1998 of the Merger Agreement, Nabors entered into a Stockholder Agreement with each of the following Bayard stockholders: (i) Carl B. Anderson, (ii) AnSon Partners, L.L.C., as successor in interest to AnSon Partners LP, (iii) James E. Brown, (iv) Energy Spectrum Partners LP and (v) Wil-Cas Investments, L.P. Pursuant to the Stockholder Agreements, each such stockholder agreed to vote in favor of the merger contemplated by the Merger Agreement. Attached as Exhibit 3 to this Amendment No.1 to Schedule 13D is the Stockholder Agreement of AnSon Partners, L.L.C., which Stockholder Agreement supersedes the Stockholder Agreement previously filed as Exhibit 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                 3. Stockholder Agreement, dated as of October 19, 1998, between Nabors Industries, Inc., Nabors Acquisition Corp. VII and AnSon Partners, L.L.C., as successor in interest to AnSon Partners LP (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-4 (Registration No. 333-72397) of Nabors Industries, Inc. filed with the Securities and Exchange Commission on February 16, 1999).





                               Page 3 of 5 Pages

                 8. Amendment No. 1, dated as of January 15, 1999, to Agreement and Plan of Merger among Nabors Industries, Inc., Nabors Acquisition Corp. VII and Bayard Drilling Technologies, Inc. (incorporated by reference to
Exhibit 2.2 of the Registration Statement on Form S-4 (Registration No. 333-72397) of Nabors Industries, Inc. filed with the Securities and Exchange Commission on February 16, 1999).

                 9. Amendment No. 2, dated as of February 12, 1999, to Agreement and Plan of Merger among Nabors Industries, Inc., Nabors Acquisition Corp. VII and Bayard Drilling Technologies, Inc. (incorporated by reference to
Exhibit 2.3 of the Registration Statement on Form S-4 (Registration No. 333-72397) of Nabors Industries, Inc. filed with the Securities and Exchange Commission on February 16, 1999).





                               Page 4 of 5 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 1999                  NABORS INDUSTRIES, INC.


                                     By:   /s/Anthony G. Petrello
                                         ---------------------------------------
                                         Anthony G. Petrello
                                         President and Chief Operating Officer





                               Page 5 of 5 Pages